                                                            Exhibit 2

                                        [LOGO]
                                   OPERATING REPORT
                                FOR RESEARCH ANALYSTS



                                    April 25, 1996

    1. OVERVIEW

    Tevecap is a leading pay television operator and programming distributor in Brazil. By the year end of 1996, subscribers through owned systems, operating ventures and independent operators were slightly below 1 million, an increase of 68% over the previous year. Tevecap is the only company in Brazil to offer four different distribution technologies: MMDS, cable, digital C-band and digital Ku-band.

    For the year ended December 31, 1996, consolidated net revenue was $198 million, more than twice the net revenues of the previous year. As a result of the expansion and improvement of operations, EBITDA increased to $4.3 million, a significant improvement over the negative EBITDA of $14.4 million in 1995.

    2. MARKET ANALYSIS

    Brazil is the largest television and video market in Latin America with an estimated 33.9 million TV homes, including 19.6 million ABC households. During 1996, 8.6 million television sets were sold, making Brazil the third largest market for new televisions in the world, after the United States and Japan. In addition, 2.7 million VCRs were purchased by Brazilians during 1996. Those figures represent a growth of 42% compared to the previous year and such growth was primarily driven by an increase of disposable income of the lower middle class consumers.

    In this context, the pay-television industry operates in a booming market that is still in the early stage of growth. As of December 31, 1996, there were an estimated 1.8 million subscribers, compared to 1.1 million in 1995, according to ABTA1. The 1.8 million subscribers represent approximately a 5% penetration rate, compared to a 51% penetration rate in Argentina and 13% in Mexico. The Ministry of Communications estimates that Brazil will have 16.5 million subscribers by 2003 which illustrates the potential size of the pay-TV market.

    The lack of new licenses for cable and MMDS services since 1991 has led to growing competition in some areas, resulting in the reduction of hook-up fees. However, the Ministry of Communications will start the public bidding process for new licenses in the first semester of 1997 which may accelerate pay-television growth. Additionally, the introduction of a new distribution technology, Ku-band, offered first by Tevecap, increased market coverage. The DIRECTV system delivers video channels with laser-disk picture quality to be received through a 60 centimeter parabolic antenna.

    In order to fund the expansion of the service to new subscribers, companies in the industry have issued securities or raised loans in the international capital markets, where costs and maturity are more attractive than in the local market. Tevecap, for example, issued $250 million of Senior Notes while its affiliate TV Filme completed a $28 million initial public equity offering, followed by a High Yield debt issue of $140 million.

------------
1 Associacao Brasileira de Televisao por Assinatura (Brazilian Association of
  Pay-TV)

                                                                             3
  3. COMPANY PROFILE

    TVA is the only pay-TV operator deploying four distribution technologies:
MMDS, cable, digital C-band and digital Ku-band (DIRECTV). This range of distribution technologies provides a significant competitive advantage in reaching the huge potential market in Brazil, including the ability to rapidly enter new markets, maximize penetration of existing markets and deliver service in the most cost effective manner. In addition, the company offers high quality programming, based on owned channels (Bravo Brasil, Eurochannel), ventures (HBO Brasil, ESPN Brasil and CMT Brasil) and agreements with international programmers, which represent a critical factor in attracting and retaining subscribers as pay television industry grows.

    The Company is also positioning itself to provide high speed data transmission, interactive and other telecommunications services over its system and to take advantage of possible deregulation and the growing demand for these services in Brazil. Tevecap's cable systems are being expanded with fiber optic and coaxial cable capable of being upgraded to provide such enhanced services. The use of addressable decoders allows the company to offer pay-per view services and upgrade, downgrade or disconnect a subscriber's service from the headend at short notice. In addition, the company continues to follow the development of digital compression of MMDS signals, so as to provide an enhanced channel offering utilizing this distribution channel in the future.

  PERFORMANCE IN 1996:

    For the year ended 1996, Tevecap had approximately 1 million direct and indirect subscribers, an increase of 68% over the previous year. TVA accounts for subscribers by utilizing the method employed in the United States, which is different from the method used by other pay TV companies in Brazil. To be considered a subscriber by TVA, the customer must be installed and paying on a current basis. Non-installed backlog and disconnected subscribers are not included in TVA's subscriber base.

    Tevecap's subscribers of owned systems improved approximately 60% from 219,148 to 349,511 subscribers which can be attributed to the less mature systems of cable and DBS. Furthermore, the company has recently emphasized the strategic deployment of cable service (1,139 kilometers of cable for owned systems) and initiated its Ku-band service under the DIRECTV brand name.

    The table below sets forth the number of subscribers as of December 31, 1995 and December 31, 1996 for owned systems according to different distribution technologies as well as the number of households that receive TVA's programming through operating ventures and independent operators:

-----------------------------------------------------------------
                  SUBSCRIBERS BASE[cad 228]TOTAL
-----------------------------------------------------------------
                                      1995         1996     Chg %
-----------------------------------------------------------------
MMDS                                 188.893      230.320    22%
Cable                                 15.129       46.011   204%
Digital C-Band                        15.126       49.858   230%
DIRECTV                                    0       23.322    n/a
-----------------------------------------------------------------
Total owned systems                  219.148      349.511    59%
-----------------------------------------------------------------
Operating Ventures2                   35.572       85.256   140%
Independent Operators                341.699      564.499    65%
-----------------------------------------------------------------
Households Receiving
TVA Programming                      596.419      999.266    68%
-----------------------------------------------------------------

    The following table sets forth the number of subscribers as of December 31, 1995 and December 31, 1996 for the owned MMDS and cable systems within six markets :

-----------------------------------------------------------------
                    Subscribers Base[cad 228]Owned MMDS & Cable Systems
-----------------------------------------------------------------
                                      1995         1996     Chg %
-----------------------------------------------------------------
--Sao Paulo--MMDS                    121.969      126.797     4%
--Sao Paulo--Cable                    13.885       21.352    54%
                                     ----------------------------
TVA Sao Paulo                        135.854      148.149     9%
-----------------------------------------------------------------
TVA Rio de Janeiro                    51.664       79.928    55%
-----------------------------------------------------------------
--Curitiba--MMDS                      15.260       23.595    55%
--Curitiba--Cable                      1.244       10.377   734%
--Foz do Iguacu                            0        7.157    n/a
--Florianopois                             0        1.916    n/a
--Camboriu                                 0        5.209    n/a
                                     ----------------------------
TVA Sul                               16.504       48.254   192%
-----------------------------------------------------------------
Total                                204.022      276.331    35%
-----------------------------------------------------------------

    The company intensified the disconnection of non-paying subscribers during 1996. Since its decoders are fully addressable, delinquent subscribers can be disconnected easily and immediately by computer from the headend without incurring the extra costs associated with sending a team to the subscriber's location. Additionally, a special effort has been made to clean-up the system by either rehabilitating disconnected subscribers or eventually retrieving their decoders. Thus, the company could hereby regain revenues and reduce the purchase of new equipment.

    The use of addressable decoders by Tevecap avoids not only the need for physical disconnection but the piracy problem as well which is very common in competitors' cable systems where signals are not scrambled. Moreover, subscriber base figures are rapidly adjusted and not inflated by those who don't generate revenues, which occurs in competitor's systems that take a long time to disconnect such customers .

    The table below sets forth consolidated net revenue for the year ended December 31, 1995 and December 31, 1996 for owned systems according to different operations:

-------------------

2 Represents 100% of subscribers; on an equity subscriber basis there were 7,050 subscribers at December 31, 1995 and 13,955 subscribers at December 31, 1996.

--------------------------------------------------
  Consolidated Net Revenue by Operation (US$000)
--------------------------------------------------
                        1995      1996    Chg%
--------------------------------------------------
TVA Sao Paulo          48.809    69.829    43%
TVA Rio de Janiero     16.716    35.466   112%
TVA Sul                 5.993    14.061   135%
Digital C-Band         10.129    36.800   263%
Ku-Band                     0    16.530   n/c
--------------------------------------------------
TOTAL                  81.647   172.686   112%
--------------------------------------------------

    TVA SAO PAULO

    Net revenues amounted to $69,829 in 1996, up 43% from the previous year due to price and volume increase. There was an improvement in average monthly fee since more subscribers have chosen the premium package. The subscriber base as of December 31, 1996 was 148,149 subscribers, comprising both MMDS and cable systems, a 9% increase over 1995. The performance in Sao Paulo was partially affected by the disconnection of non-pay subscribers and a delay in the Company's cable construction. As of December 31, 1996 the cable network of approximately 642 Kms passed approximately 238,000 homes.

    TVA RIO

    Net revenues amounted to $35,466, 112% more than the total in 1995. The subscriber base as of December 31, 1996 was 79,928 subscribers, a 55% growth over 1995. This strong performance was achieved despite growing cable competition.

    TVA SUL

    Net revenues amounted to $14,061, 135% higher than in 1995. The subscriber base as of December 31, 1996 was 48,254 subscribers, a 192% growth over a year earlier, due not only to the business expansion but also to the purchase of new operations. In addition to the MMDS system in Curitiba, which increased 55% to 23,595 subscribers, an operating entity was formed, called TVA Sul. During 1996, Tevecap acquired two cable operations in Curitiba, one in Foz do Igua, one in Camboriu and a cable license for Florianopolis. The four newly acquired systems are being upgraded to 550 MHz bandwidth capacity while the system in Florianopolis is being constructed to the same capacity. TVA Sul ended 1996 with a cable network of 497 kilometers and 127,000 homes passed. Curitiba had a cable network of 180 kilometers and 53,000 homes passed. As in the case of Sao Paulo, cable construction will be intensified in 1997.

    C BAND

    TVA is the only pay television operator to deliver a digital C-band signal in Brazil, offering 26 channels (including nine second audio programming "SAP" channels) to the whole country. By comparison, TVA's only significant C-band competitor offers six analog channels. As a consequence, net sales amounted to $36,800, a 263% over 1995. The subscriber base increased 230% from 15,126 to 49,858 subscribers and there were price improvements in both monthly and hook-up fees.

    DIRECTV

    TVA, through Galaxy Brasil, launched Brazil's first digital Ku-band service in July 1996 in a limited regional roll-out in the Sao Paulo area. The company became fully operational in November 1996 when it started a nationwide publicity campaign supported by a network of trained installers. Net revenues amounted to $16,530 in 1996 and 23,322 subscribers were added.

    The service currently provides 56 channels of video programming (including 19 pay-per-view channels), with the capacity to provide up to 70 channels of video programming. 30 channels of audio programming will be offered as soon as the Ministry of Communications delivers authorization for this enhanced service. The only competitor currently offers 26 channels of programming (including four pay-per-view channels), as the satellite originally planned for use was destroyed upon launch and the company is operating on a limited basis.

    OPERATING VENTURES

    Through the operating ventures, TVA has minority interests in two pay television operators, Canbras and TV Filme, which served 85,256 subscribers as of December 31, 1996, according to the table below:

              --------------------------------------------------
                           Subscribers Base--Ventures
              --------------------------------------------------
                                   1995         1996     Chg%
              --------------------------------------------------
              Canbras              *           8.126    n/a
              --------------------------------------------------
              -Brasilia           24.791       50.602    104%
              -Golania             4.775       10.426    118%
              -Belem               6.006       16.102    168%
                            ------------------------------------
              TV Filme            35.572       77.130    117%
              --------------------------------------------------
              TOTAL               35.572       85.256    140%
              --------------------------------------------------

 -  TV FILME

    TVA holds a 14.3% equity interest in TV Filme which operates MMDS in the cities of Brasilia, Goiania and Belem. The subscriber base more than doubled in each city, increasing 117% from 35,572 to 77,130. In order to fund its expansion, and bid for new licenses, the company raised US$28 million through the sale of equity in the United States in July 1996 followed by a $140 million Sr. Note issue last December. TV Filme's shares are listed on the Nasdaq Stock Market.

 -  CANBRAS

    TVA holds a 36% equity interest in Canbras which ended 1996 with a base of 8,126 subscribers. This operating venture has constructed cable networks in ten cities in the greater Sao Paulo area with approximately 176 kilometers of cable network in place.

 -  PROGRAMMING AND TVA NETWORK

    TVA continues to invest in programming in order to provide the highest quality programming to its subscribers. In 1996, two exclusive channels were launched, combining international and Brazilian programming: Bravo Brasil, based on Bravo Channel, offers arts and movies; and CMT Brasil, based on Country Music Television, provides country music.

    TVA has three programming joint ventures. TVA has a 50% equity interest in ESPN Brasil which offers sports and has exclusive distribution rights to Brazil's most important soccer championships. TVA has a 33.3% equity interest (reduced to 24% after an interest acquired by Disney) in HBO Brasil which offers films through an association with Time Warner and Sony. A third venture is being formed between Tevecap (75%) and CMT International (25%), which provides Brazilian and American country music.

    Through independent operators, TVA programming reached 564,499 subscribers as of December 31, 1996, a growth of 65% from 341,699 in 1995, which represented an additional 222,800 households during the year.

    4. CONSOLIDATED RESULTS ANALYSIS

    Consolidated net revenues for the twelve months ended December 31, 1996 were $198,094, a 110% growth over the same period in 1995. Tevecap has more than doubled its revenues every year for the last three years. Revenues consist primarily of subscription, installation, advertising, indirect programming and other revenues, minus taxes.





                                   [Graph]





    Subscription revenue which contributed 62% of net revenues amounted to $123,020 in 1996, up 97% from 1995. It can be broken down by distribution technology into MMDS (82%), cable (5%), C-band (11%) and DIRECTV (2%). Revenues increased not only due to the subscriber base expansion but also the higher average monthly fee for MMDS, which improved 32%, from $30.65 in 1995 to 40.33 in 1996. This fee increase was a result of the offering of premium packages to new and old subscribers, which was made possible after an improvement in signal transmission.

              ----------------------------------------------------
                          Subscription Revenue ($000)

              ----------------------------------------------------
              Technology     1995     %      1996     %    Chg %
              ----------------------------------------------------
              MMDS          58,163  93.1%  100,830  82.0%   73%
              Cable          2,378   3.8%    6,855   5.6%  188%
              C-band         1,955   3.1%   13,069  10.6%  568%
              Ku-band          --    0.0%    2,266   1.8%  n/c
              ----------------------------------------------------
              TOTAL          62,496  100%  123,020   100%   97%
              ----------------------------------------------------

    INSTALLATION REVENUE which contributed 31% of net revenues was $61,717 in 1996, 137% more than in 1995 due to the growth in the number of new subscribers, expansion of the C-Band service, and the beginning of DIRECTV operation in the second semester 1996, which collects higher hook-up fees.

    ADVERTISING REVENUE decreased to $7,532 in 1996, a decline of 10% when compared to the previous year. This was primarily due to a shift in advertising sales in connection with the ESPN International channel from Tevecap to the ESPN Brasil venture, which started operating in July 1995 and is recognized as an equity investment.

    INDIRECT PROGRAMMING REVENUE which consists of payments made to the Company for the sale of its programming to independent operators, was $11,377 in 1996, a 297% growth over 1995 due to the expansion of the indirect subscriber base.

    OTHER REVENUES including the ESPN commission, magazine sales and equipment rental, among others increased 268% to $8,195.

    DIRECT OPERATING EXPENSES amounted to $110,124 from $62,026, equivalent to a rise of 78% as a consequence of the increasing number of subscribers. Variable expenses such as payroll and benefits, programming and TVA magazine have grown consistent with the growth in revenues. Transponder lease costs increased 43%, as a result of leasing a third transponder in 1996 while other expenses such as technical assistance and vehicle rental had small growth due to operational efficiencies. As a consequence, direct operating expenses as a percentage of revenues decreased from 66% in 1995 to 56% in 1996.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased $83,629 from $46,902, 78% higher than the previous year due to the expansion of the company's activities. As a percentage of revenues, SG&A expenses decreased from 50% to 42% due to lower fixed expenses.

    As a result, EBITDA increased to $4,341, a significant improvement over the negative EBITDA of $14,424 in 1995.

                                   [Graph]




    DEPRECIATION AND AMORTIZATION was $28,216 as compared to $13,268 in 1995, a 113% increase. This includes depreciation of systems, equipment, installation materials, installation personnel and amortization of organizational costs and concessions.

    ALLOWANCE FOR INVENTORY OBSOLESCENCE reached $2,250 in 1996 from $0 in 1995. It represents charges for the obsolescence of certain equipment and material

    OPERATING LOSS of $26,125 was favorable by 6% when compared to the loss of $27,692 in 1995, despite the inclusion of the Galaxy operation, which is still in the early stage of growth.

    INTEREST INCOME was $5,962, against $3,118 in 1995, a 91% improvement. INTEREST EXPENSE was $17,669, a flat variation from $17,745 in 1995. The improvement in the net interest expenses of $11,707 in 1996 from $14,627 was a consequence of the capital injection which occurred in the second half of 1995 as well as the securities issue in 1996, whose funds were used in part to repay higher cost debt.

    EQUITY IN LOSSES (INCOME) OF AFFILIATES amounted to a loss of $8,532 in 1996 against a loss of $3,672 in the previous year. That loss resulted from ESPN Brasil ($5,572), which was formed on June 1995, as well as from HBO ($1,220) and Canbras ($2,039), offset by income from TV Filme ($300).

    OTHER NON-OPERATING EXPENSES reached $3,692 as compared to income of $4,389 in the previous year. The expenses in 1996 consisted primarily of fees paid in connection with the investments by Falcon International and Hearst/ABC. The income in 1995 consisted primarily of income from the sale of movie inventory and other assets.

    MINORITY INTEREST was $1,849, representing the minority shareholder's portion of the $13,969 in aggregate losses of TVA Sul.

    As a result, NET LOSS for the twelve months ended December 31, 1996 was $48,184 as compared to $41,070 for the same period in 1995. There was a significant decline in the loss as percentage of revenues to 24% from 43%.

    5. CAPITAL  EXPENDITURES IN 1996

    Tevecap has continued investing heavily in the expansion of its operations. Capital expenditures (cash basis) for 1996 amounted to $151,256 from $51,700 in 1995, a 193% increase. Funds were directed principally to:

    -purchase of decoders for all distribution systems;

    -  implementation of internal networks for MMDS and cable;
    - Ku-band equipment and installation for the DIRECTV Uplink Center in Tambore (greater Sao Paulo), used to uplink programming to the Galaxy III-R satellite and for customer services for Galaxy Brasil;
    -  acquisition of cable companies in southern Brazil;
    -  cable network buildout, mainly in Sao Paulo and Curitiba.


    6. FINANCIAL SITUATION

    Tevecap issued $250 million in 12 5/8 Senior Notes in November 1996, $25 million more than originally planned due to oversubscription. It was the first Brazilian company to raise 8 year straight debt without put options. The 8 year 12 5/8% Senior Notes were placed under Rule 144A to qualified institutional buyers. Subsequently, Tevecap proposed to exchange and register the Notes so that they may be publicly traded.

    Net proceeds after fees and expenses of approximately $241.2 million were used to repay short term loans from affiliated companies ($107.9 million) and banks ($5.4 million) as well as to fund capital expenditures in 1996 and 1997, mainly the extension of cable networks in Sao Paulo and Curitiba.

    On December 31, 1996, Tevecap had total debt of $267,825 of which 6% was short term in nature, representing the refinancing of certain supplier payables ($14,659) and the accrued interest on the 12 5/8 Senior Notes ($3,166). The remaining $250,000 refers to the principal amount of the 12 5/8 Senior Notes.

    In order to fund its 1997 capital expenditures, the company will use several financing sources as described below:

    - cash and cash equivalents which amounted to $104,801 on December 31, 1996;
    - Eximbank financing for C-band decoders and other related equipment. The principal amount of the loan will be $29,359, which will be dispersed in two tranches: the first in the principal amount of $11,400 with a term of five years and the second in the principal amount of $17,950 with a term of 4.5 years;
    - Citibank leaseback facility for acquiring dish antennae, decoder boxes and other equipment for Ku-band service. Its a five-year $49,900 contract; and
    -  supplier credit.


    7. OUTLOOK AND DISCUSSION OF RECENT EVENTS

    Tevecap expects to continue achieving accelerated growth and reaching new households through its different systems of distribution. At the same time, the company will focus on consolidating its business, through reinforced organization structure, continued improvements in customer service and greater profitability from economy of scale gains.

    In order to keep up with the company's expansion, a new organization structure is being implemented, considering different businesses and technologies. The structure is divided into four independent business units as follows:

    - Programming: responsible for programming joint ventures, TVA channels, acquired channels, advertising sales for all channels and engineering;
    - Cable & MMDS: in charge of all owned operations, the TVA Network of ventures, affiliates and franchisees, the distribution of channels and the management of special projects affecting all systems;
    -  Digisat:  C-band; and
    -  DIRECTV: Ku-band.






                                   [Graphic]






    The number of channels for MMDS, which currently varies from 15 to 18, will be increased to 31 in Sao Paulo and Rio de Janeiro after the Ministry of Communications grants additional channel rights as allowed under recently passed regulations. Moreover, Tevecap was permitted to extend the range covered by its service from 25 to 35 km in Sao Paulo, Rio de Janeiro and Curitiba. Through the installation of beam benders, the service will be expanded into new areas and the signal improved with minimal additional capital spending. In such areas, cable service will not be available or will take a very long time to be builtout.

    Tevecap expects to increase its cable service market share in Sao Paulo and Curitiba through deployment of 2,200 km of cable in Sao Paulo and 430 km in Curitiba. Since most of the Company's systems are constructed with either 750 MHz or 550 MHz (upgradable) bandwidth, the company will be able to provide interactive services, including telecommunications, in the future. The use of addressable converters will allow the provision of pay-per-view services in 1997.

    Tevecap intends to raise sales of its C-band service through marketing and promotional initiatives. There exists in Brazil an installed base of about 3.7 million parabolic C-band antennas (about a 6 million home potential, due to multidwelling units), most of which receive only off-air channels.

    Substantial growth is expected in the DIRECTV service because of not only the quality of programming, image and sound, but also its nationwide coverage, reaching territories where MMDS and cable services are not available. The current number of channels will increase to approximately 70 video channels and 30 audio channels during 1997. Currently, the company offers better financial terms to subscribers for the leasing of its decoders and antenna than its competitors.

    In Programming, new channels will be launched: Canal de Historia (exclusive), based on the History Channel, and Cinemax, which will be offered by DIRECTV service. The film channel, HBO Brasil, will benefit from the recent investment by Disney's Buena Vista International, in that it will be able to exclusively offer Disney programming.

    TVA has submitted proposals to the Ministry of Communications for concessions to provide service in numerous locations, including 15 state capitals which don't receive either MMDS or cable services. New licenses are to be tendered in the first semester of 1997. The company will also offer its programming to new participants in the market.




Consolidated Statements of Operations              Year       % Net      Year     % Net      %
(in thousands of U.S. dollars)                     1995*     Revenue     1996    Revenue   Change
                                                  --------   --------  --------  --------  -------
 Monthly subscriptions                             62.496      66%     123.020     62%       97%
 Installation                                      26.045      28%      61.717     31%      137%
 Advertising                                        8.377       9%       7.532      4%      (10%)
 Indirect programming                               2.866       3%      11.377      6%      297%
 Other                                              2.226       2%       8.195      4%      268%
                                                  --------   --------  --------  --------  -------
Gross revenues                                    102.010     108%     211.841    107%      108%
 Revenue Taxes                                     (7.506)     (8%)    (13.747)    (7%)      83%
                                                  --------   --------  --------  --------  -------
Net revenue                                        94.504     100%     198.094    100%      110%
 Direct operating expenses                         62.026      66%     110.124     56%       78%
 Selling, general and administrative expenses      46.902      50%      83.629     42%       78%
                                                  --------   --------  --------  --------  -------
EBITDA                                            (14.424)    (15%)      4.341      2%     (130%)
 Allowance for inventory obsolescence                --         0%       2.250      1%       N/C
 Depreciation and amortization                     13.268      14%      28.216     14%      113%
                                                  --------   --------  --------  --------  -------
Operating loss                                    (27.692)    (29%)    (26.125)   (13%)      (6%)
 Interest income                                    3.118       3%       5.962      3%       91%
 Interest expenses                                (17.745)    (19%)    (17.669)    (9%)      (0%)
 Translation (loss) gain                             (339)     (0%)        179      0%     (153%)
 Equity in income (losses) of affiliates           (3.672)     (4%)     (8.532)    (4%)     132%
 Other nonoperating (expenses) income, net          4.389       5%      (3.692)    (2%)    (184%)
                                                  --------   --------  --------  --------  -------
Loss before income taxes and minority interest    (41.941)    (44%)    (49.877)   (25%)      19%
 Income taxes                                        --         0%        (156)    (0%)      N/C
 Minority interest                                    871       1%       1.849      1%      112%
                                                  --------   --------  --------  --------  -------
Net income (loss)                                 (41.070)    (43%)    (48.184)   (24%)      17%
                                                  --------   --------  --------  --------  -------
                                                  --------   --------  --------  --------  -------


  * 1995 results have been restated to account for HBO Brasil, which was 33.33% owned by TVA, on an equity basis.

Consolidated Balance Sheets                                Dec 31       Dec 31       %
(in thousands of U.S. dollars)                              1995*        1996      Change
                                                           --------    ---------  ---------
Cash and cash equivalents                                   24.201      104.801      333%
Accounts receivable, net                                    11.253       32.296      187%
Inventories                                                 13.076       13.095        0%
Film exhibition rights                                          30        1.061     3437%
Prepaid and other assets                                     2.968        1.914      (36%)
Other account receivable                                       985        5.105      418%
                                                           --------    ---------  ---------
TOTAL CURRENT ASSETS                                        52.513      158.272      201%
                                                           --------    ---------  ---------
Property, plant and equipment                              131.266      233.612       78%
Investments
- Equity affiliates                                          3.462        9.227      167%
- Cost basis investees                                      11.240       14.766       31%
- Concessions, net                                           7.978       17.574      120%
Loans to related companies                                   6.732       15.308      127%
Prepaid expenses                                               --         7.990       N/C
Other                                                        3.657        2.422      (34%)
                                                           --------    ---------  ---------
TOTAL ASSETS                                               216.848      459.171      112%
                                                           --------    ---------  ---------
-------------------------------------------------------------------------------------------
Short-term bank loans                                          --        17.361       N/C
Film suppliers                                               5.892        7.012       19%
Other suppliers                                             52.078       52.932        2%
Taxes payable other than income taxes                        6.171        6.485        5%
Accrued payroll and related liabilities                      4.571        6.141       34%
Advances payments received from subscribers                  3.986        6.782       70%
Other accounts payable                                       3.272        8.952      174%
                                                           --------    ---------  ---------
TOTAL CURRENT LIABILITIES                                   75.970      105.665       39%
                                                           --------    ---------  ---------
Long-term bank loans                                           --       250.464       N/C
Loans from related companies                                   586        4.610      687%
Loans from shareholders                                      3.086           23      (99%)
Provision for claims                                         3.763        4.309       15%
Liability to fund joint venture and equity investee          2.169        1.107      (49%)
Deferred hook up fee revenue                                   --         4.883       N/C
Other                                                          --         3.244       N/C
                                                           --------    ---------  ---------
TOTAL LONG-TERM LIABILITIES                                  9.604      268.640     2697%
                                                           --------    ---------  ---------
Minority Interest                                              --         1.779       N/C

Paid-in capital                                            292.029      287.962       (1%)
Accumulated deficit                                       (160.755)    (204.875)      27%
                                                           --------    ---------  ---------
TOTAL SHAREHOLDERS' EQUITY                                 131.274       83.087      (37%)
                                                           --------    ---------  ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 216.848      459.171      112%

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